Filed by Mifflinburg Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Northumberland Bancorp

Commission File No: 132-02869

Date: April 29, 2025

Northumberland Bancorp

To Our Valued Shareholders,

Greetings, it is a pleasure to provide this annual report for 2024 and what an exciting year 2024 has been. As you know, we made a joint announcement with Mifflinburg Bancorp, Inc. (OTCPK: MIFF) on September 25, 2024 about the companies’ definitive agreement to combine the two companies in a strategic merger of equals. The merger agreement was unanimously approved by the boards of directors of both companies in September 2024, and a special meeting of the shareholders of Northumberland Bancorp will be held on April 29, 2025 to vote on the merger. If the shareholders approve the merger, the merger is expected to be completed in the second or third quarter of 2025, subject to regulatory approvals and other closing conditions outlined in the merger agreement.

Reporting on the financial results for Northumberland Bancorp for the year ending 2024, we remain to some degree affected by the unprecedented rise in interest rates and the impact on the net interest margin as we saw during 2023. Net interest income for the twelve months ended December 31, 2024, decreased to $15,872,000, from $15,932,000 for the same period in 2023. Net income for the year ending December 31, 2024 was $1,762,000 or $1.37 per share, compared to $1,892,000 or $1.47 per share for the same period in 2023. Net Income was not only challenged by the net interest margin, it was also impacted by certain non-recurring merger-related expenses of $927,000 that were recorded through December 31, 2024. These expenses would be within the non-interest expense area of this report. If we did add back these non-recurring expenses, and consider the net effect of taxation, we would have seen a Net Income result of approximately $2,575,000 or $2.00 per share.

Here are other financial highlights for year ending 2024 within this report:

•	Total Assets decreased 1.23% to $666,456,000 from $674,731,000 at year end 2023
•	Net Loans increased 0.84% to $429,318,000 from $425,759,000 at year end 2023
•	Total Deposits decreased by 1.69% to $583,343,000 from $593,363,000 at year end 2023
•	Trust services income increased 18.2% for 2024 over 2023 results
•	Gain on Sale of Loans increased 25.2% over 2023 results
•	Paid cash dividend of $0.92 per share in 2024 and 2023
•	Retained Earnings increased 0.88% to $63,499,000 from $62,944,000 at year end 2023

General loan quality remained strong with an overall delinquency ratio of 1.35% of gross loans at December 31, 2024, compared to 1.33% at December 31, 2023. The allowance for credit losses was $3,869,000 or 0.89% of gross loans at December 31, 2024, compared to $4,023,000 or 0.94% of gross loans at December 31, 2023 and net charged-off loan balances were only .035% of total loans for 2024.

The Bank continued to be well-capitalized based on regulatory capital standards, with a Tier One Leverage capital ratio of 9.69% at December 31, 2024. The Bank’s Risk-Based capital ratios also remain strong and much higher than regulatory requirements. (see section 13 of this report for details) Tier One capital to risk-weighted assets was 15.90% and Total Risk-Based capital to risk-weighted assets was 16.88%. When calculating these capital ratios, the unrealized loss impact on reported equity capital is not considered. All ratios continue to be an improvement over last year and the bank remains well capitalized as it continues to generate retained earnings.

We continue the planning of the merger and remain very excited about the future. Here we have the opportunity for two similar community banks, each in existence for more than a century, to come together in a strategic merger of equals, creating a greater expanded footprint in which to compete. Our customers will benefit from the scale and varied talent of the combined organization while they continue to enjoy the personal service this stronger community bank will provide with enhanced products and services. Shareholders will enjoy a sound investment in a larger community bank with continued strong capital, and a solid base for continued earnings and dividend growth. This merger will provide more career opportunities for our employees as well.

The strategic combination of Mifflinburg and Northumberland is the result of having known each other as friendly competitors and a long-term relationship built over many years. It also comes from knowing what our banks mean to the communities we serve and their need to have a strong community bank presence for the future.

As we move forward, we know that customers of both institutions will continue to receive the extraordinary service and customer experience they have been accustomed to. We thank you, our valued shareholders, for your continued support and investment in a community bank that will be here as the competitive bank of choice in central Pennsylvania.

Very Truly,

J. Todd Troxell

President and CEO